UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Down to Cook, Inc.

Legal status of Issuer:

       Form:

       Public Benefit Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       January 15, 2019

Physical Address of Issuer:

1416 Devonshire Drive, El Cerrito, CA 94530, United States

Website of Issuer:

www.downtocookfoods.com

Current Number of Employees:

0 employees.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$207,432	$98,478
Cash & Cash Equivalents	$27,963	$64,698
Accounts Receivable	$296	$330
Short-term Debt	$87,060	$2,560
Long-term Debt	$80,000	$140,000
Revenues/Sales	$264,682	$19,336
Cost of Goods Sold*	$178,169	$11,881
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(97,095)	$(24,331)

*Cost of Revenues

Table of Contents

April 29, 2022

Down to Cook, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by

Down to Cook, Inc. (the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.downtocookfoods.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These

statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Trishna Saigal
_____
(Signature)

Trishna Saigal
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Trishna Saigal
_____
(Signature)

Trishna Saigal
_____
(Name)

Director
_____
(Title)

April 29, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 29, 2022

Down to Cook, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Down to Cook, Inc. is a food manufacturer specializing in plant-based meal starts that are designed to be mixed with fresh vegetables to create delicious and healthy meals. The Company was incorporated in Delaware as a public benefit corporation on January 15, 2019. The Company later amended its articles to change the name from Down to Cook, P.B.C. to Down to Cook, Inc. on February 9, 2019.

The Company is located at 1416 Devonshire Drive, El Cerrito, CA 94530, United States. The Company's website is www.downtocookfoods.com.

The Company is headquartered and qualified to conduct business in California. The Company also sells its products through the Internet through specialty retailers throughout the United States.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

The Company makes plant-based meal starters that are designed to be mixed with fresh vegetables to create delicious, healthy meals. Our Adda Veggie Protein Mixes are protein-rich ground meat alternatives. Home cooks simply add fresh veggies to the mix to create a ground meat alternative which can be formed into patties, meatless meatballs or a crumble and used as the center-of-plate protein. Adda Veggie is a dry mix with a long shelf life and is the perfect pantry staple for vegetarians and folks looking to reduce their meat consumption

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 12,000,000 shares of common stock, of which 10,409,500 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In

developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Consumer acceptance and desire for existing and emerging healthy foods, snacks and beverages are continually changing and are extremely difficult to predict.

The Company is striving to be on the right side of this macro shift at. Increased consumer concerns about nutrition, healthy diets (some known as Paleo, KETO, and Vegan regimens) and food allergies are ever changing. This brings to our business the risk that sales of our products may decline due to changes in consumer tastes or other reasons beyond the control of the Company. The consumer acceptance and resulting success of new products will be one of the keys to the success of the Company's business plan. There can be no assurance that the Company will succeed in the development of any new products or that any new products developed by the Company will achieve market acceptance or generate meaningful revenue for the Company

We face various risks as an e-commerce retailer.

As part of our growth strategy, we have made significant investments to grow our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, as other internet retailers have increased market share in recent years, we have faced increased competition, and may continue to face increased competition in the future, from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party

transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

Product recalls and product liability, as well as changes in product safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase merchandise from different vendors. One or more of our vendors might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before merchandise ships to our customers. Any issues of product safety or allegations that our products are in violation of governmental regulations could cause those products to be recalled. If our vendors fail to manufacture or import merchandise that adheres to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our merchandise offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale.

We also face severe competition to display our products on store shelves and obtain optimal presence on those shelves.

Due to the intense competition for limited shelf space in the food condiment category, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and product return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results could be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, our sales and results of operations could be adversely affected. In addition, many of our competitors have significantly greater financial, manufacturing, marketing, management and other resources than we do and may have greater name recognition, a more established distribution network and a larger base of wholesale customers and distributors. Many of our competitors also have well-established relationships with our current and potential consumers who purchase such competitors' other products at retail stores, and have extensive knowledge of our target markets. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and respond more quickly to evolving consumer preferences for us. If our competitors' sales surpass ours, retailers may give higher priority to our competitors' products, causing such retailers to reduce their efforts to sell our products and resulting in the loss of advantageous shelf space.

Our inability to secure, maintain and increase our presence in retail stores could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.

Our operations include sales to retail stores and their related websites, which has accounted for a substantial portion of our revenue. The success of our business is largely dependent on our continuing development of strong relationships with such stores, including Whole Foods® and others. The loss of our relationship with any large retail partner could have a significant impact on our revenue. In addition, we may be unable to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. Consequently, growth opportunities through our retail channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish relationships with other retailers in new or current markets.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, its board of directors, and key employees.

We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests

or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the

Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

**BUSINESS**

Description of the Business

The Company makes plant-based meal starters that are designed to be mixed with fresh vegetables to create delicious, healthy meals. Our Adda Veggie Protein Mixes are protein-rich ground meat alternatives. Home cooks simply add fresh veggies to the mix to create a ground meat alternative which can be formed into patties, meatless meatballs or a crumble and used as the center-of-plate protein. Adda Veggie is a dry mix with a long shelf life and is the perfect pantry staple for vegetarians and folks looking to reduce their meat consumption

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing and investing in research and product development. Any capital we raise in the future will empower us to expand our research and product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Adda Veggie	Meal Starters using plant-based proteins	Direct-to-consumer, e-commerce platforms, retail, food service; vegans, vegetarians and home-cooks looking to reduce their meat consumption.

Competition

The markets in which our products are sold are highly competitive. Product quality, performance, and value are also important differentiating factors.

There are a number of competitors that take different approaches in the plant-based meat alternative space. The closest comparisons are shelf-stable protein crumbles that are added to water and used as a ground crumble. These competitors include Urban Accents, Longeve and Plant Boss. In contrast to those, Adda Veggie is healthier (uses fresh veggies) and more versatile (can be used as patties, balls or a crumble). In the frozen veggie burger comparison set, Morning Farms and Dr. Praegers are the main competitors. These offerings are lower in protein, not fresh, and lack versatility. In the fresh meat alternative space, the main competitors are Impossible and Beyond Meat. These products are much more expensive and unhealthier than Adda Veggie.

Customer Base

Currently, 90% of our revenue is from e-commerce, primarily on grocery platforms like Imperfect Foods and Misfits Market. Our target audience is families that cook at home regularly and are seeking healthy cook-at-home meals that are easy to prepare.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
88275542	"DOWN TO COOK"	Standard Character Mark	January 24, 2019	March 31, 2020	USA
88780302	"ADDA VEGGIE"	Standard Character Mark	January 31, 2020	August 25, 2020	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the www.downtocookfoods.com and www.addaveggie.com domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Trishna Saigal	CEO, Founder and Director	CEO and Founder of Down to Cook, Inc., 2018 – Present Responsible for sales, operations, and general CEO responsibilities	Carnegie Mellon University, PhD, Chemical Engineering, 2011; Stevens Institute of Technology, B.S., Chemical Engineering, 2006
Joseph Richards	Chief Operating Officer	COO of Down to Cook, Inc., 2020 – Present; Head of Operations of Down to Cook, Inc., 2019 – 2020 Responsible for technical and operations management. VP – Data & Analytics, GE Digital, 2016 – 2019 Led the Wise Data Science applications team responsible for deploying ML applications into the GE core businesses	Carnegie Mellon University, PhD, Statistics, 2010; Pomona College B.S., Mathematics, 2005

Biographical Information

Trishna Saigal: Trishna is the CEO and Founder of the Company. She has an extensive background in food product development. Trishna has a PhD in Chemical Engineering from Carnegie Mellon University, with a focus on complex fluids and emulsions. She utilized that expertise in developing low-fat dressings at The Clorox Company (Hidden Valley), and then in the plant-based space at Ripple Foods, where she led product development of 20+ plant-based products (including plant-based milk, half & half, and yogurt). Trishna is an Industry Fellow at UC Berkeley for the Alternate Meat Program at the Sutardja Center for Entrepreneurship and Technology. In 2019, Trishna launched the Company because she saw the opportunity to create healthy, easy-to-cook plant-based options that are also affordable. The existing meat analogs are expensive and not all that healthy (high in saturated fat and highly processed) and many folks who want to eat plant-based food do not have access. Trishna is on a mission to change that with the Company's Adda Veggie mixes.

Joseph Richards: Joseph is the COO of the Company. He is a serial entrepreneur who previously co-founded a tech company (wise.io) that exited via acquisition (to General Electric). Joseph has a PhD in Statistics from Carnegie Mellon University, was a Fulbright Scholar (Chile, 2006-7) and NSF Postdoctoral Researcher at the Center for Time-Domain Informatics at UC Berkeley. He co-founded wise.io in 2012 and served as Chief Scientist until the company's acquisition in 2016 by GE, serving in technical, operational and sales roles for the 15-person startup. At GE, Joseph served as VP of Data & Analytics and guided the development and production deployment of machine learning software in the GE core businesses of Aviation, Oil & Gas, Power and Renewable Energy. Joseph joined the Company as an officer in August 2020. He brings valuable startup experience, technical & operational expertise and a passion for food justice, environmentalism and healthy living.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees. The Company utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 12,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") Additionally, the Company has established the 2021 Equity Incentive Plan for which 1,059,574 shares are authorized for issuance thereunder. At the filing of this Form C-AR, 10,409,500 shares of Common Stock are issued and outstanding. Additionally, the Company has no awards issued and outstanding under the 2021 Equity Incentive Plan and has an additional 650,074 shares of Common Stock available for issuance under the 2021 Equity Incentive Plan.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock*
Amount Outstanding	10,409,500
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

*A portion of the Common Stock have vesting requirements.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$215,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $4,000,000 and a Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)*
Face Value	$75,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $4,000,000 and a Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Issued simultaneously with the Warrant to Purchase Common Stock in the table below

Type	Warrant to Purchase Common Stock*
Shares Issuable Upon Exercise	3% of Fully-Diluted Capitalization
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Common Stock which may dilute the Security.

*Issued simultaneously with the SAFE in the table directly above

Type of security	Convertible Note
Amount Outstanding	$300,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: 6,000,000; 20% Discount.
Interest Rate	0%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$63,870*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $6,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Estimated amount raised, subject to investment confirmations.

Outstanding Debt

The Company has the following debt outstanding:

Type	Unsecured Loans from Company CEO
Amount Outstanding	$80,000
Interest Rate and Amortization Schedule	0%
Material Terms	Issued in 3 separate loans: 1. June 28, 2019: $30,000 2. September 1, 2020: $20,000 3. December 3, 2020: $30,000
Description of Collateral	Unsecured
Maturity Date	January 15, 2029

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock*	$40.95	409,500	N/A	March 15, 2021; June 11, 2021	Rule 701
SAFE (Simple Agreement for Future Equity)	$290,000	5	General Working Capital	November 8, 2020 December 3, 2020; February 5, 2021; February 2, 2022**	Section 4(a)(2)
Warrant to Purchase Common Stock	**	**	N/A	February 2, 2022	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)***	$63,870	149	General Working Capital	April 28, 2022	Reg. CF
Convertible Note	$300,000	1	General Working Capital	April 7, 2022	Section 4(a)(2)

*Common Stock received as a result of an award under the Company's 2021 Equity Incentive Plan. Awards are subject to vesting

**A SAFE of $75,000 and Warrant to Purchase Common Stock were issued in connection with an investment transaction in exchange for services provided by an incubator.

***Estimated figures, subject to investment confirmations.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Trishna Saigal	10,000,000 shares of Common Stock	96.07%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Down to Cook, Inc. (the "**Company**") was incorporated on January 15, 2019 under the laws of the State of Delaware as a public benefit corporation, and is headquartered in El Cerrito, CA. The Company changed its name from Down to Cook, P.B.C to Down to Cook, Inc. on February 11, 2019.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company had an aggregate of $89,254 in cash and cash equivalents, leaving the Company with approximately 10 months of runway.

Liquidity and Capital Resources

In April 2022, the Company completed an offering pursuant to Regulation CF and raised $63,870, subject to investor confirmations.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration

statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(1) The Company's CEO, Trishna Saigal, made three loans to the Company in 2020 and 2019, totaling in the aggregate $80,000. These loans were issued on (i) June 28, 2019- $30,000; (ii) September 1, 2020: $20,000; and (iii) December 3, 2020: $30,000, respectively. The loans bear no interest rate and have a maturity date of January 15, 2029. Please see **Outstanding Debt** for additional information.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 29, 2022

Down to Cook, Inc.



Balance Sheet

Down to Cook, Inc.
As of December 31, 2021
Accrual Basis

Account	Dec 31, 2021
Assets	
Current Assets	
Cash and Cash Equivalents	
Cash on Hand	757.00
CBB	501.89
CHASE BUS TOTAL SAV [0033]	150.45
TOTAL BUS CHK [8163]	26,554.22
Total Cash and Cash Equivalents	**27,963.56**
Accounts Receivable	296.52
Amazon Reserve	687.14
Inventory Asset	47,143.20
Vendor Deposit	131,342.47
Total Current Assets	**207,432.89**
Total Assets	**207,432.89**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accrued Expenses	5,268.00
Chase CC [3337]	31,744.46
CREDIT CARD	48.00
Loans Payable	50,000.00
Rounding	(0.14)
Total Current Liabilities	**87,060.32**
Long Term Liabilities	
Personal Loan	80,000.00
Total Long Term Liabilities	**80,000.00**
Total Liabilities	**167,060.32**
Equity	
Current Year Earnings	(97,095.64)
Outside Investment	215,000.00
Owner Investment / Drawings	10,000.00
Retained Earnings	(87,531.79)
Total Equity	**40,372.57**
Total Liabilities and Equity	**207,432.89**

Income Statement (Profit and Loss)

Down to Cook, Inc.
For the year ended
December 31, 2021
Accrual Basis

Account	2021
Income	
Sales	264,671.24
Shipping & Delivery Income	10.77
Total Income	**264,682.01**
Cost of Goods Sold	
Copacker Fees	65,484.81
Purchases - Packaging	30,300.34
Purchases Parts & Materials	82,383.94
Total Cost of Goods Sold	**178,169.09**
Gross Profit	**86,512.92**
Operating Expenses	
Accounting Fees	10,796.00
Advertising & Promotion	5,868.56
Bank Service Charges	1,614.00
Branding and Design	12,064.95
Computer Hosting	106.10
Computer Software	89.40
Demo and Seminars	1,276.29
Dues & Subscriptions	802.25
Freight & Shipping Costs (1113)	28,964.09
Insurance	3,050.00
Interest Expense	1,378.07
Legal Fees	10,830.98
Manufacturing Expenses	10,612.50
Marketing Expenses	34,672.95
Merchant Account Fees	1,792.00
Office Supplies	14.47
Outbound Freight	7,126.47
Payroll Employer Taxes	2,967.90
Payroll Salary & Wages	35,044.70
Postage & Delivery	1,577.46
Product Samples	884.28
Professional Services - Sales	15,750.00
Rent Expense	461.12
Retail Trade Spend	1,744.16
Taxes & Business Licenses	1,079.00
Travel Expense	1,246.93
Website Maintenance	347.00
Total Operating Expenses	**192,161.63**
Operating Income	**(105,648.71)**
Other Income / (Expense)	
Employee Retention Credit	8,344.37
Interest	0.01

Other Income	208.69
Total Other Income / (Expense)	**8,553.07**
Net Income	**(97,095.64)**

Statement of Cash Flows

Down to Cook, Inc.
For the year ended
December 31, 2021

Account	2021
Operating Activities	
Receipts from customers	264,715.49
Payments to suppliers and employee	(370,330.72)
Cash receipts from other operating a	8,553.07
Net Cash Flows from Operating A	**(97,062.16)**
Investing Activities	
Other cash items from investing acti	(179,172.81)
Net Cash Flows from Investing Ac	**(179,172.81)**
Financing Activities	
Other cash items from financing acti	239,500.69
Net Cash Flows from Financing A	**239,500.69**
Net Cash Flows	**(36,734.28)**
Cash and Cash Equivalents	
Cash and cash equivalents at begin	64,697.84
Net cash flows	(36,734.28)
Cash and cash equivalents at end o	27,963.56
Net change in cash for period	**(36,734.28)**